Vycor Medical, Inc.

6401 Congress Ave. Suite 140

Boca Raton, FL 33487

October 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	Vycor Medical, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 1-34932
Filed on April 1, 2013

Dear Sir:

On behalf of the Company, I am responding to comment contained in the Staff letter, dated October 10, 2013 addressed to Mr. David Cantor, the President of Vycor Medical, Inc. (“Vycor” or the “Company”), with respect to the Company’s filing of its Form 10-K for the Fiscal Year Ended December 31, 2012.

The Company has replied below, with such response following a repetition of the Staff’s comment to which it applies (the “Comment”). Given the nature of the Comment and response, the Company has not amended its Form10-K Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

1.	We note that you identified a material weakness in your internal control over financial reporting for the fiscal year ended December 31, 2012. Based on your disclosure, it appears that this weakness was ongoing as of the balance sheet date. Given there is substantial overlap between disclosure controls and procedures and internal control over financial reporting and given the nature of the material weakness you disclose that existed in your internal control over financial reporting, please tell us in reasonable detail the basis for your conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Refer to SEC Release No, 34-47986 (August 14, 2003), including Section II.E thereof.

Division of Corporate Finance

October 23, 2013

COMPANY RESPONSE:

We would like to highlight that a) the material weakness identified in our internal controls over financial reporting was solely the lack of functioning independent Audit Committee, b) that this material weakness was rectified in April, 2013 and c) that the Company has met all its disclosure and filing requirements timely and, in the Company’s opinion, with complete disclosure as required by the SEC.

While we agree there is substantial overlap between disclosure controls and procedures and internal control over financial reporting, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures. Vycor has therefore established separate procedures for each which, while overlapping in areas, are designed to ensure the Company can comply with the distinct requirements required pursuant to Rule 13-15 under the Securities Exchange Act of 1934 (the “Act”).

Disclosure Controls and Procedures

Vycor has established specific procedures, controls and other protocols designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. These controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The procedures include: regular (weekly) communication between managers in the Company’s three locations and the Company’s President (“President”) (the Company’s principal executive officer) and/or Chief Financial Officer (“CFO”) (the Company’s principal financial and accounting officer); a requirement for any members of staff to communicate on a timely basis any matters that they believe may fall outside the scope of the normal course of business; regular communication with outside legal counsel and the Company’s auditors; and a quarterly review by the President, CFO and Financial Controller of any matters that fall outside the scope of the normal course of business and/or may require special disclosure or accounting treatment with the Company’s legal counsel and the Company’s auditors. Vycor is a small company with approximately 15 full time employees and the President, Executive Vice President and CFO maintain line responsibility for all aspects of the Company’s business.

Following the close of the period covered by the Form 10-K Annual Report, the Company’s management, including the President and CFO, carefully reviewed the Company’s compliance with the disclosure controls and procedures and thereupon evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Act) as of the end of the period covered by the Form 10-K Annual Report (December 31, 2012).  Based upon that evaluation, the Company’s President and CFO concluded that the Company’s disclosure controls and procedures

Division of Corporate Finance

October 23, 2013

were effective as of December 31, 2012 to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s President and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

The Company has established an Internal Controls Manual (the “Manual”) which sets out in detail the controls and procedures over financial reporting designed to ensure that Vycor can comply with the requirements set out in SEC Release No. 34-47986.

The Manual includes detailed controls over: cash and payments; general transaction controls over revenues and expenses; inventory controls; contracts and agreement; and accounting policies, practices and disclosures. The Manual also requires that Company personal communicate with Company senior management related to any matters which are not fully consistent with the policies detailed in the Manual and Company senior management are charged with the responsibility to act on such information and to determine whether changes to internal control procedures are required and whether such matters might have an impact on the financial statements. In addition, the Chief Financial Officer and Financial Controller are required to review accounting policies and practices and any items open to interpretation on a quarterly basis, discuss such matters with the Company’s auditors and to report to the Company’s President and Chief Financial Officer.

Following the close of the period covered by the Form 10-K Annual Report, the Company’s management, including the Company’s President CFO, carefully reviewed the Company’s compliance with the Manual and the reporting required by the Manual and thereupon evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Act) as of the end of the period covered by the Form 10-K Annual Report (December 31, 2012).  Based on that evaluation they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.  This was due to the fact that there existed a material weakness under applicable standards established by the Public Company Accounting Oversight Board—specifically, the lack of a functioning independent Board of Directors Audit Committee. In consultation with Paritz & Co., P.A., the Company’s registered independent public accounting firm, it was Company management’s view that, pursuant to such standards, it had no alternative other than to identify the lack of a functioning Board of Directors Audit Committee as a material weakness with respect to the Company’s internal control over financial reporting and that, by definition, the Company’s internal controls over financial reporting were, based on this single matter, not effective. Notwithstanding, management observed in its report that Management believed that the lack of a functioning Board Audit Committee did not, in fact, have an effect on the Company’s financial results for the period covered by the review.

Division of Corporate Finance

October 23, 2013

Material Weakness Did Not Impact Disclosure Controls

It was the view of Company management that while the lack of a functioning Board Audit Committee could have affected the Company’s internal control and financial reporting, Company management was nonetheless of the view that it had in place adequate and appropriate procedures, controls and other protocols designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Therefore, Company management did not believe that the lack of a functioning Board Audit Committee materially affected the view that such procedures and disclosure controls were effective.

As a postscript, on April 30, 2013 the Company’s Board of Directors took formal action to form an Audit Committee and adopted an Audit Committee Charter of Operations. At the same time, the Company’s board of directors appointed Lowell Rush as Chairman and a member of the Audit Committee and to serve as the Audit Committee’s Financial Expert. Messrs. Steven Girgenti and Adrian Liddell were also appointed as members of the Audit Committee of the board of directors. As such, the majority of the Audit Committee is comprised of independent directors.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VYCOR MEDICAL, INC.

/S/ Adrian Liddell

By:___________________________
Adrian Liddell
CFO and Principal Accounting Officer

cc: Robert L. B. Diener, Esq.